stewart


SANCTITY OF CONTRACT



2001 Annual Report


Growing
Value

FINANCIAL HIGHLIGHTS

	2001	2000
Per share amounts:		
Net earnings - diluted	**$ 2.98**	$ .04
Book value	**22.16**	19.61
Market price as of December 31	**19.75**	22.19
Price range		
High	**22.25**	22.31
Low	**15.80**	12.25
Amounts in millions:		
Revenues	**$1,271.6**	$ 935.5
Net earnings	**48.7**	0.6
Total assets	**677.9**	563.4
Stockholders' equity	**394.5**	295.1

TABLE OF CONTENTS

ABOUT THE COVER

Stewart is growing value for customers and shareholders through activities in its various businesses, including title insurance, escrow and closings, outsource lender services, information and technology for the real estate and mortgage industries.

ABOUT THE COMPANY

Stewart is a technology driven, strategically competitive, global real estate information company providing title insurance and related services through more than 5,800 issuing locations in the United States and several international markets. Stewart delivers services required by the real estate and mortgage industries for settlement using e-commerce – including title reports, flood determinations, property appraisals, surveys, document preparation, property reports and background checks. Stewart is the hub of a transaction from opening of escrow: coordinating the seller, buyer, lender, real estate agents, attorneys, and other settlement service providers to bring together all aspects of the closing. Stewart also provides post-closing services to lenders, automated land records for county clerks, geographic information services for governmental entities, and expertise in tax-deferred exchanges.



With the focus on growing value for our customers and shareholders, Stewart posted record financial results in 2001. The outlook for real estate sales and construction is positive for 2002. A sound balance sheet, conservative financial management, innovative technology and strategic acquisitions in high growth markets enhance our ability to grow market share and increase shareholder value.

Growing value for our customers and shareholders is our ongoing goal – which we achieved in 2001. Stewart's achievements and value were recognized by the financial community with our inclusion in Standard & Poor's SmallCap 600 Index in October 2001 and on *Forbes* Platinum 400 list of America's best performing big companies. We topped the entire insurance category with the best five-year compounded annual earnings per share growth rate.

Financial Summary 2001 was a year of record financial results. Revenues reached $1.3 billion and earnings totaled $48.7 million. We completed a successful follow-on equity stock offering in August, selling 2.5 million shares. This generated $45 million of net proceeds that were used to strengthen our balance sheet and provide the financial flexibility to increase market share through strategic acquisitions of title agencies.

We intend to continue to grow profits and increase return on equity. From an investment perspective, it's important that our results represent real earnings from real assets. We encourage shareholders and prospective investors to evaluate our company based on a sound balance sheet, conservative financial management and impressive growth. We grew our national market share in title insurance to an estimated 11 percent in 2001.

The focus on acquisitions this past year and in the future is on strategically located title agencies in markets with high growth potential. Our return on acquisitions adds shareholder value. Key acquisitions in 2001 included title agents in Puerto Rico, Florida, California, Washington, Texas and Tennessee.

Technology Stewart's technology, facilitating transactions from the courthouse to the closing office to the customer's office, has set the pace for innovation in the industry. This year, Stewart introduced Titlelogix.com™, the industry's first underwriter-sponsored Application Service Provider (ASP), which will contribute to our future bottom line by accelerating innovation and increasing productivity while reducing average per-office technology expenses.


NYSE
2288

Malcolm S. Morris on the floor of the New York Stock Exchange.



Stewart Morris, Jr. with new Stewart logo at Houston corporate headquarters.

Stewart was the exclusive sponsor of the National Association of Realtors® Technology Learning Center, held at NAR's Annual Conference & Expo. Thousands of Realtors® participated in the courses we offered to further their productivity and professionalism. Stewart's educational initiative was well received by the real estate community.

Outlook In a national economy rocked by the tragedy of September 11, real estate continues to produce impressive sales and construction levels. The outlook for our core market, real estate sales and construction, is positive for 2002. Although Fannie Mae is forecasting a 19 percent decline in one-to-four family lending for 2002, their projections are based primarily on a reduction in refinance activity. While interest rates will continue to fluctuate, we remain confident in our ability to manage costs, continue to grow market share and increase shareholder value in all market conditions. Our ever-growing global footprint will be a key contributor to our continued success, as evidenced by our accomplishments in Canada, the U.K. and by the opening of the first licensed title insurance underwriter in Mexico.

Finally, the intellectual assets at Stewart – our associates – represent a great storehouse of value. We value our growing global team of talent, who represent the best in the industry, and acknowledge with gratitude their phenomenal performance this past year.

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

February 13, 2002


Growing Value

In a world where the United States is admired, our free market system of real estate ownership gives millions of individuals, families and business owners a "wealth effect" of equity. It supplies our economy with financial energy, providing an example for the world to emulate. *In a world where the U.S. is scorned, a symbol of that system – the World Trade Center towers* – **was as much a target as was a symbol of military might – the Pentagon.** *Stewart has a pivotal role in the free market system, growing value throughout each step of* the real estate transaction. For homebuyers, Stewart title insurance offers protection to owners and lenders against defects in legal ownership while Stewart agents seamlessly manage transactions through closing. To commercial property owners, Stewart underwriting is often the key to "getting the deal done" safely. To lenders, Stewart provides services to originate and close transactions, and grows the value of loan portfolios. At the courthouse, Stewart technology brings public records current, as it updates title data to ensure accuracy for the next seller, buyer and lender.







▲ "Stewart has been so supportive since the acquisition," said Mark Pillette, county manager, Stewart Title of Western Washington. "They just couldn't be any better."

Title insurance makes property more marketable, adding value to residential and commercial real estate. Life, property and casualty, health and fire insurance are better understood than title insurance. They shield against future disasters and are known for payments to policyholders in high loss events. On the other hand, the title insurance process is designed to reduce and eliminate risk while insuring against loss of value due to such matters as forged deeds, undisclosed heirs, fraud and liens against a property. For a one-time premium, title insurance provides protection against risks that would otherwise endanger the American real estate economy.

Title agents also work to fix title problems *before* they issue a policy. A study in 2000 by the American Land Title Association (ALTA) revealed that *one out of every four* residential transactions requires "curative action" to resolve problems prior to closing. The curative actions translate into claims prevention on a large scale. A good family doctor treats high blood pressure, bad cholesterol, recommends exercise, and does not wait to treat a patient until there is a heart attack. Similarly, the integrity of the nation's public land records and the real estate market overall are dependent on the work of the title insurance industry.

▽ "We do each job right the first time - on time," said Jacqué Castle, president of Acquire Corp., Destin, Fla. "We've had very positive feedback about our service."







Title insurance primarily protects two parties in a transaction. The lender's policy protects the mortgage lender, assuring its lien validity and priority on the property. To be competitive, a mortgage loan must have title insurance to be securitized and sold on the secondary market. The owner's policy provides homebuyers the assurance that their title is protected against other interests in the property. Depending on custom and state law where the property is located, there may be an additional premium for an owner's policy, a simultaneous issue charge for the lender's coverage, or a split of settlement costs between buyer and seller for the lender's or owner's policy.

While the primary purpose and underlying cost of the title insurance process is risk avoidance, title claims are still a fact of life. For a one-time payment, the title insurance underwriter defends the insured's title against challenges based on covered risks. The U.S. title insurance industry resolved claims in excess of $350 million for its policyholders in the year 2000, according to the ALTA study.

Stewart provides e-marketing tools for real estate professionals, including transaction management services. Transaction management is a Web-based service enabling home sellers and buyers, real estate agents, lenders, home builders, title companies and settlement service providers to order services, communicate, and share information and documents about home sales transactions over the Internet. Through the private label SureClose® platform, Stewart provides transaction coordination or transaction management through the local title agent, depending on customer needs. The platform will also integrate with AIM® for Windows® title production software, allowing for seamless, contract-to-closing service.






◁ "SureClose transaction coordination assists a real estate agent, eliminating the need to hire an assistant," said Natalie Koonce, RealtyAssist coordinator, Colorado Springs.

Stewart affiliates and independent agents provide superior service, backed by professionalism and experience. Stewart is a stable, solid and progressive underwriter and provider of escrow and closing services in an industry that has seen many mergers, acquisitions and start-ups. What differentiates Stewart from its competitors – in addition to its financial strength – is the level of professionalism and expertise within its agency network. Stewart is a "national local" company with nearly 6,000 issuing offices in the United States and several international markets. The local affiliates and independent agents are usually the contact point for our local customers – including real estate agents, commercial brokers, lenders, builders, attorneys, and buyers and sellers of residential and commercial properties – and the key to Stewart's long-term success. The superior service they provide is backed by the Stewart arsenal of technology, which includes the Titlelogix.com Application Service Provider (ASP), a first among underwriters, as well as SureClose transaction manager, RealEC™ for e-commerce, and more. These tools enable our agents and affiliates to compete locally with high productivity and connectivity to their clients.





DeepGreen℠ Bank and Stewart Mortgage Information (SMI) partner to simplify and automate the mortgage process. Located at www.deepgreen-bank.com, the bank serves its customers 24 hours a day, seven days a week, conducting business throughout the U.S. entirely over the Internet. DeepGreen automated its equity lending process of securing title information, property values and flood status by integrating its technology with SMI's, using RealEC to transmit orders, status and completed products. SMI returns 85 percent of flood determinations within 60 seconds and automated property values within 100 seconds. As a result, customers secure loan approvals in less than two minutes and home equity lines up to $25,000 in less than 20 minutes.

◄The Data Center operations team monitors the Stewart Local Area Network (LAN) and Wide Area Network (WAN) nationwide through the Network Operations Center.

▼SMI Flood Determination Services' highly skilled technicians have created its digitized database of 130 million properties to automate 85 percent of flood requests.







Titlelogix.com is the Stewart Application Service Provider (ASP) solution, first among underwriters. An ASP hosts, manages and delivers integrated applications to users from an off-site, centralized location. Applications are accessed via the Internet or a dedicated connection rather than being installed and maintained on a server at individual offices. Stewart launched Titlelogix.com in 2001 as the ASP solution for the title industry, allowing offices to improve accuracy and turn-time, while decreasing costs. The infrastructure is housed in the new Stewart Data Center, a fully redundant, secure facility offering highly available systems and reliable support. Titlelogix.com offers Landata title production products as well as various Microsoft® and other business applications. As it adapts to meet the needs of its expanding customer base, Titlelogix.com will offer additional title office automation applications and bundled information technology (IT) services such as business resumption planning and network services.

▿ "Our Regional Automation Team provides close service and support to local agents for the title production software," said Brian Fullerton, Stewart Title Guaranty Company.




AIM



Stewart subsidiary Landata Systems developed Titlelogix.com and provides support for the ASP. Landata also continues to enhance its flagship AIM title production software, which it markets to the title and escrow industry. The marketing and support effort is facilitated by a network of Region Automation Teams throughout the country. For instance, Stewart Title Guaranty Company's Region H covers 16 northeastern states and the District of Columbia. "Our Automation Team is a true extension of our Agency Department," said Brian Fullerton, Region H group automation president, Towson, Md. "We have a close relationship with the agents to provide service and support for Landata automation products. In addition, with our development function, we can focus our technology and customize the products specific to state or agent needs."

Stewart Title Guaranty de Mexico is the first title insurance underwriter licensed to issue policies in Mexico.

Stewart Title Guaranty de Mexico, S.A. de C.V. **opened in Mexico City in December 2001. "Purchasers of homes, land, offices and industrial properties all benefit from this protection," said Jaime Ysita, president. Title insurance is now available to Mexican citizens and non-Mexican nationals who purchase property in Mexico. This facilitates movement of foreign capital into the nation as banks and other financial entities require title insurance for mortgage securitization. Stewart's international presence also continues to grow in Canada, the U.K., the Caribbean and Central Europe.**





◄ Vice President Hector F. Barraza and President Jaime Ysita lead *Stewart Title Guaranty de Mexico, S.A. de C.V.*, the first licensed title insurance underwriter in Mexico.

Landata technology brings efficiency, accuracy and online access to public records at the county courthouse. Every business day in more than 3,000 county courthouses across the nation life events are filed for public record: births, deaths, marriages, home sales, lawsuits and liens. The county recorder or clerk is entrusted to cost-effectively store, maintain and update these records and to make them available for public access.

Landata addresses this challenge with document management and recordation solutions for the county courthouse, providing support for cashiering, indexing and imaging of real property records. The LANDSCAN® solution includes data warehousing, disaster recovery, e-commerce opportunities and electronic filing in a tightly integrated package addressing critical needs of the clerk/recorder. These solutions also benefit Stewart through regularly scheduled direct downloads from a county clerk, providing up-to-date public records information to a title plant and greatly reducing posting costs. In addition, standardizing data input between the clerk and the title plant facilitates search and verification of public records via the Internet. Finally, electronic filing provides the vehicle for true "paperless" recording, compressing the filing process and reducing data archiving costs.



◄ Viewing the Washington, D.C. LANDSCAN installation are Recorder of Deeds Larry Todd, Deputy Recorder John Mowery, Landata's Steve Sexauer and Director of Real Property Tax Administration Dr. Henry Riley.

Landata provides document management and recordation solutions to 425 customer sites or counties in 28 states including Florida, Arkansas and Texas, as well as in Washington, D.C. and the Virgin Islands. The Washington, D.C. Recorder of Deeds office is a showcase LANDSCAN installation, having implemented the entire suite of Landata products and services. The first electronic filing utilizing the LANDSCAN system was completed by the Washington, D.C. Recorder on August 24, 2001. The filing was a Uniform Commercial Code (UCC) document. The filer registered on the Landata Web site, electronically completed the UCC form, and paid the filing fee using an online-authenticated credit card, which transferred funds electronically to the Recorder's bank account. The electronic document was sent across a secure Internet link and processed at an electronic filing workstation. "There was no human interaction or paper generated as part of this process," said Steve Sexauer, region IT manager/director of Internet services for Landata. "The electronic filing was seamlessly integrated into the existing recordation system in the Recorder of Deeds office."

Stewart's role in enabling more accurate public records brings the real estate transaction full circle: keeping real estate marketable by protecting the title. Growing value is our number one goal.

2001 FINANCIALS

FORWARD-LOOKING STATEMENTS

All statements included in this report, other than statements of historical facts, addressing activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements. Such forward-looking statements are subject to risks and uncertainties including, among other things, changes in mortgage interest rates, employment levels, actions of competitors, changes in real estate markets, general economic conditions, legislation (primarily legislation related to title insurance) and other risks and uncertainties discussed in our filings with the Securities and Exchange Commission.

SELECTED FINANCIAL DATA

(Ten year summary)

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
In millions of dollars										
Total revenues	1,271.6	935.5	1,071.3	968.8	708.9	656.0	534.6	611.1	683.6	540.7
Title segment:										
Operating revenues	1,185.4	863.9	993.7	899.7	657.3	609.4	496.0	599.5	672.9	530.3
Investment income	19.9	19.1	18.2	18.5	15.9	14.5	13.6	12.4	10.3	10.3
Investment gains (losses)	0.4	0	0.3	0.2	0.4	0.1	1.0	(0.8)	0.4	0.1
Total revenues	1,205.7	883.0	1,012.2	918.4	673.6	624.0	510.6	611.1	683.6	540.7
Pretax earnings	75.2	5.6	43.6	73.2	29.2	22.5	10.8	13.8	37.6	21.2
REI segment: [1]										
Revenues	65.9	52.5	59.0	50.4	35.3	32.0	24.0			
Pretax earnings (losses)	5.4	(4.4)	3.0	3.1	(5.5)	0.4	(0.1)			
Title loss provisions	51.5	39.0	44.2	39.2	29.8	33.8	29.6	40.2	58.6	54.1
% of title operating revenues	4.3	4.5	4.4	4.4	4.5	5.6	6.0	6.7	8.7	10.2
Goodwill expense	3.0	1.8	1.7	1.2	1.0	0.9	0.6	0.3	0.2	0.4
Net earnings	48.7	0.6	28.4	47.0	15.3	14.4	7.0	9.7	23.7	14.6
Cash flow from operations	108.2	31.9	57.9	86.5	36.0	38.3	20.6	27.7	54.3	36.3
Total assets	677.9	563.4	535.7	498.5	417.7	383.4	351.4	325.2	313.9	251.9
Long-term debt	7.0	15.4	6.0	8.9	11.4	7.9	7.3	2.5	3.0	4.2
Stockholders' equity [2]	394.5	295.1	284.9	260.4	209.5	191.0	174.9	156.4	156.2	128.6
Per share data [3]										
Average shares - diluted (in millions)	16.3	15.0	14.6	14.2	13.8	13.5	12.7	12.5	12.4	12.2
Net earnings - basic	3.01	0.04	1.96	3.37	1.12	1.08	0.56	0.78	1.93	1.20
Net earnings - diluted	2.98	0.04	1.95	3.32	1.11	1.07	0.55	0.77	1.90	1.20
Stockholders' equity [2]	22.16	19.61	19.39	18.43	15.17	14.17	13.68	12.59	12.69	10.55
Market price:										
High	22.25	22.31	31.38	33.88	14.63	11.32	11.25	10.71	10.17	7.25
Low	15.80	12.25	10.25	14.25	9.38	9.82	7.57	7.19	6.25	4.34
Year end	19.75	22.19	13.31	29.00	14.50	10.38	10.75	7.69	10.00	6.84

[1] Prior to 1995, segment operations for real estate information services were not reported separately from title operations and were less significant.

[2] Includes unrealized gains and losses upon adoption of FAS 115 in 1993.

[3] Restated for a two-for-one stock split in May 1999 and a three-for-two stock split in April 1994, effected as stock dividends.

MANAGEMENT DISCUSSION AND ANALYSIS

General. Our primary business is title insurance. We close transactions and issue policies on homes and other real property located in all 50 states, the District of Columbia and several foreign countries through more than 5,800 issuing locations. We also sell electronically delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities.

Our business has two main segments: title and real estate information, or REI. These segments are closely related due to the nature of their operations and common customers. The segments provide services throughout the United States through a network of offices, including both direct operations and agents. Although we conduct operations in several international markets, at current levels they are generally immaterial with respect to our consolidated financial results.

Generally, the principal factors that contribute to increases in our operating revenues for our title and REI segments include:

- declining mortgage interest rates, which usually increase home sales and refinancing transactions;
- rising home prices;
- higher premium rates;
- increased market share;
- additional revenues from our new offices; and
- increased revenues from our commercial transactions. Large commercial transactions, although relatively few in number, typically yield higher premiums.

Critical accounting policies. We believe the accounting policies that are the most critical to our financial statements, and that are subject to the most judgment, are those relating to title loss reserves, premium revenue recognition and recoverability of long-lived assets, such as goodwill and title plants. See Note 1 to the consolidated financial statements for details.

RESULTS OF OPERATIONS

A comparison of the results of operations of the Company for 2001 with 2000 and 2000 with 1999 follows.

Operating environment. According to published industry data, interest rates for 30-year fixed mortgages, excluding points, for the year 2001 averaged 7.0% as compared to 8.1% in 2000. Rates averaged 7.4% in 1999.

The rates in the first half of 1999 were rather steady at slightly above or below the 7% mark. In June, they began a decided move upward. At year-end 1999, rates were just over 8%. In 2000, the upward trend continued, with rates reaching a peak of 8.5% in May. Rates then declined for seven consecutive months. In 2001, rates held steady at close to 7% for most of the year.

Operating in these mortgage interest rate environments and in good general economies, real estate activity was strong in 2001 and weak in 2000. Nationwide, refinancing transactions increased significantly in 2001. The ratio of refinancings to total loan applications was 56.0% for 2001, 20.0% for 2000 and 30.6% for 1999. Existing home sales increased 2.7% in 2001 over 2000, while decreasing 1.8% in 2000 from 1999.

Title revenues. Our revenues from premiums, fees and other revenues increased 37.2% in 2001 over 2000 while decreasing 13.1% in 2000 from 1999.

Revenues from direct business increased 41.8% in 2001 while decreasing 0.3% in 2000. The number of direct closings we handled increased 55.7% in 2001 while decreasing 7.4% in 2000. The average revenue per closing decreased 9.2% in 2001 due to the large number of refinancings with their lower premiums but increased 9.0% in 2000 because of higher home prices, increased commercial transactions and fewer refinancings as compared to 1999. There were no major revenue rate changes in 2001, 2000 or 1999.

Premiums from agents increased 33.8% to $661.9 million in 2001 while decreasing 20.6% to $494.6 million in 2000 from $623.3 million in 1999. The increase in 2001 was primarily due to the increase in refinancings and regular transactions. The largest increases were in California, Florida, Pennsylvania and New York. The decrease in 2000 resulted primarily from declining refinancings and regular transactions handled by agents nationwide. While premiums in nearly all states declined in 2000, the largest decreases were in California, Utah, Florida and Oregon.

Other revenues in 2000 included $1.6 million in losses in an equity investee startup operation. In 1999 other revenues included a $1.3 million pretax gain resulting from a settlement of a lawsuit and a related sale of an equity ownership in a title agency.

Title revenues by state. The approximate amounts and percentages of consolidated title revenues for the last three years were:

	Amounts ($ millions)			Percentages		
	2001	2000	1999	2001	2000	1999
California	194	111	158	16	13	16
Texas	190	176	167	16	20	17
Florida	88	60	73	7	7	7
New York	78	67	73	7	8	7
All others	635	450	523	54	52	53
	1,185	864	994	100	100	100

REI revenues. Real estate information revenues were $65.9 million in 2001, $52.5 million in 2000 and $59.0 million in 1999. The increase in 2001 resulted primarily from providing an increased number of post-closing services, flood determinations and electronic mortgage documents resulting from the large volume of real estate transactions. The decrease in 2000 resulted primarily from decreased real estate transactions and fewer ongoing mapping and title plant projects.

Investments. Investment income increased 4.3% in 2001 primarily because of increases in average balances invested, offset by lower yields. Investment income increased 4.6% in 2000 primarily because of an increase in yields. Investment gains in 2001, 2000 and 1999 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

Agent retention. The amounts retained by agents, as a percentage of premiums from agents, were 81.5%, 81.2% and 80.9% in the years 2001, 2000 and 1999, respectively. Amounts retained by title agents are based on contracts between agents and our title underwriters. The percentage that amounts retained by agents bears to agent revenues may vary from year to year because of the geographical mix of agent operations and the volume of title revenues.

Selected cost ratios (by segment). The following table shows employee costs and other operating expenses as a percentage of related title and real estate information operating revenues for the last three years.

	Employee costs (%)			Other operating (%)		
	2001	2000	1999	2001	2000	1999
Title	27.5	29.7	25.1	16.0	18.3	15.4
REI	59.3	68.8	57.5	19.1	28.4	26.9

These two categories of expenses are discussed below.

Employee costs. Employee costs for the combined business segments increased 25.1% in 2001 and 3.3% in 2000. The number of persons we employed at December 31, 2001, 2000 and 1999 was approximately 6,900, 5,600 and 5,800, respectively. The increase in staff in 2001 was primarily due to increased title and REI volume and acquisitions of new offices. The decrease in staff in 2000 was primarily the result of reductions in existing operations in response to decreased volume. The reductions were offset partially by acquisitions and expansion in national marketing and technology operations.

In the REI segment, employee costs increased in 2001 and 2000 primarily due to a shift in focus to provide more post-closing services to lenders. These services are considerably more labor intensive.

Other operating expenses. Other operating expenses for the combined business segments increased 16.9% in 2001 and 2.4% in 2000. The overall increase in other operating expenses for the combined business segments in 2001 was in new offices, search fees, premium taxes and rent. In 2000, the increase was in new offices, rent, search fees and provisions for regulatory actions brought against the Company. These were offset partially by reductions in premium taxes and certain REI expenses in response to volume decreases.

Other operating expenses also include business promotion, title plant expenses, telephone, supplies and policy forms. Most of these expenses follow, to varying degrees, the changes in transaction volume and revenues.

Our labor and certain other operating costs are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues are also increased. Premiums are determined in part by the insured values of the transactions we handle.

Title losses. Provisions for title losses, as a percentage of title premiums, fees and other revenues, were 4.3%, 4.5% and 4.4% in 2001, 2000 and 1999, respectively. The continued improvement in industry trends in claims and increases in refinancing transactions, which generally result in lower loss exposure, have led to lower loss ratios in recent years.

Income taxes. The provision for federal, state and foreign income taxes represented effective tax rates of 39.6%, 47.1% and 39.0% in 2001, 2000 and 1999, respectively. The 2000 effective rate was higher primarily due to state income taxes, which were proportionately higher in relation to taxable income.

Liquidity and capital resources. In 2001, 2000 and 1999 we financed a portion of the purchase price of certain acquisitions through the issuance of $3.2 million, $4.9 million and $7.4 million, respectively, of our common stock. Acquisitions during 2001, 2000 and 1999 resulted in additions to our goodwill of $19.3 million, $7.5 million and $8.8 million, respectively.

We filed a registration statement with the Securities and Exchange Commission in March 2001 to sell from time to time up to $75 million of common stock. In August we issued 2.5 million shares at $19 per share resulting in net proceeds of $44.5 million, which are being used for acquisitions and to pay down bank debt.

Cash provided by operations was $108.2 million, $31.9 million and $57.9 million in 2001, 2000 and 1999, respectively. Internally generated cash flow has been the primary source of financing for additions to property and equipment, expanding operations and other requirements. This source may be supplemented by bank borrowings. We do not have any material source of liquidity and financing that involves off-balance sheet arrangements.

A substantial majority of consolidated cash and investments is held by Stewart Title Guaranty Company (Guaranty) and its subsidiaries. Cash transfers between Guaranty and its subsidiaries and the Company are subject to certain legal restrictions. See Notes 3 and 4 to the consolidated financial statements.

Our liquidity, excluding Guaranty and its subsidiaries, is comprised of cash and investments aggregating $18.0 million and short-term liabilities of $1.0 million at December 31, 2001. We know of no commitments or uncertainties that are likely to materially affect our ability to fund cash needs.

We consider our capital resources, represented primarily by long-term debt of $7.0 million and stockholders' equity of $394.5 million at December 31, 2001, to be adequate.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Stewart Information Services Corporation

We have audited the accompanying consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of earnings, retained earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stewart Information Services Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas
February 13, 2002

CONSOLIDATED STATEMENTS OF EARNINGS, RETAINED EARNINGS AND COMPREHENSIVE EARNINGS

Years ended December 31	2001	2000	1999
		($000 Omitted)	
Revenues			
Title premiums, fees and other revenues	1,185,455	863,892	993,685
Real estate information services	65,852	52,463	59,039
Investment income	19,922	19,107	18,264
Investment gains - net	356	23	266
	1,271,585	935,485	1,071,254
Expenses			
Amounts retained by agents	539,369	401,761	504,201
Employee costs	365,562	292,276	283,073
Other operating	202,342	173,038	168,975
Title losses and related claims	51,454	38,999	44,187
Depreciation	19,637	19,144	16,402
Goodwill	3,011	1,807	1,666
Interest	2,216	2,266	1,298
Minority interests	7,414	5,048	4,887
	1,191,005	934,339	1,024,689
Earnings before taxes	80,580	1,146	46,565
Income taxes	31,894	540	18,143
Net earnings	48,686	606	28,422
Retained earnings at beginning of year	210,060	209,454	190,363
Cash dividends on Common Stock ($.16 per share in 1999)	—	—	(2,158)
Stock dividend	—	—	(7,173)
Retained earnings at end of year	258,746	210,060	209,454
Average number of shares outstanding - assuming dilution (000 omitted)	16,348	14,980	14,606
Earnings per share - basic	3.01	.04	1.96
Earnings per share - diluted	2.98	.04	1.95
Comprehensive earnings:			
Net earnings	48,686	606	28,422
Changes in other comprehensive earnings, net of taxes of $1,158, $2,985 and ($5,269)	2,151	5,528	(9,850)
Comprehensive earnings	50,837	6,134	18,572

See notes to consolidated financial statements.

December 31	2001	2000
	($000 Omitted)	
Assets		
Cash and cash equivalents	60,706	36,505
Short-term investments	56,267	52,971
Investments in debt and equity securities, at market:		
Statutory reserve funds	239,084	206,150
Other	86,046	52,242
	325,130	258,392
Receivables:		
Notes	8,923	17,184
Premiums from agents	17,738	16,590
Other	30,039	28,392
Less allowance for uncollectible amounts	(4,664)	(5,127)
	52,036	57,039
Property and equipment, at cost:		
Land	2,402	2,172
Buildings	7,823	7,779
Furniture and equipment	146,108	133,288
Less accumulated depreciation and amortization	(107,561)	(97,780)
	48,772	45,459
Title plants, at cost	37,715	32,491
Real estate, at lower of cost or net realizable value	4,126	2,196
Investments in investees, on an equity basis	12,158	11,780
Goodwill, less accumulated amortization of $13,479 and $10,468	52,971	36,693
Deferred income taxes	4,288	7,352
Other assets	23,694	22,570
	677,863	563,448
Liabilities		
Notes payable, including $6,966 and $15,439 long-term portion	13,794	32,543
Accounts payable and accrued liabilities	57,752	38,617
Estimated title losses	202,544	190,298
Minority interests	9,233	6,901
Contingent liabilities and commitments		
Stockholders' equity		
Common - $1 par, authorized 30,000,000, issued and outstanding 16,751,240 and 14,001,645	16,868	14,118
Class B Common - $1 par, authorized 1,500,000, issued and outstanding 1,050,012	1,050	1,050
Additional paid-in capital	115,239	69,375
Retained earnings	258,746	210,060
Accumulated other comprehensive earnings:		
Unrealized investment gains	3,843	1,888
Foreign currency translation adjustments	306	110
Treasury stock - 116,900 Common shares, at cost	(1,512)	(1,512)
Total stockholders' equity ($22.16 and $19.61 per share)	394,540	295,089
	677,863	563,448

See notes to consolidated financial statements.

Years ended December 31	2001	2000	1999
		($000 Omitted)	
Cash provided by operating activities (Note)	108,186	31,913	57,875
Investing activities:			
Purchases of property and equipment, title plants and real estate - net	(23,452)	(19,191)	(25,307)
Proceeds from investments matured and sold	70,074	87,325	46,536
Purchases of investments	(135,579)	(80,550)	(81,713)
Increases in notes receivable	(3,208)	(10,535)	(6,118)
Collections on notes receivable	11,531	1,733	5,826
Proceeds from sale of equity investment - net	—	—	6,009
Cash paid for equity investees	—	(6,863)	(1,783)
Cash paid for acquisitions of subsidiaries - net (see below)	(13,016)	(9,475)	(5,243)
Cash used by investing activities	(93,650)	(37,556)	(61,793)
Financing activities:			
Dividends paid	—	—	(2,158)
Purchases of treasury stock	—	(1,512)	—
Distributions to minority interests	(5,926)	(4,814)	(4,071)
Proceeds from exercise of stock options	337	19	65
Proceeds from stock offering - net	44,509	—	—
Proceeds of notes payable	6,597	16,856	10,056
Payments on notes payable	(35,852)	(5,829)	(7,429)
Cash provided (used) by financing activities	9,665	4,720	(3,537)
Increase (decrease) in cash and cash equivalents	24,201	(923)	(7,455)
Note: Reconciliation of net earnings to the above amounts			
Net earnings	48,686	606	28,422
Add (deduct):			
Depreciation and amortization	22,648	20,951	18,068
Provisions for title losses in excess of payments	11,483	6,511	11,474
(Increase) decrease in receivables - net	(1,660)	576	(1,291)
Increase (decrease) in payables and accrued liabilities - net	18,450	(3,138)	(3,039)
Minority interest expense	7,414	5,048	4,887
Equity in net (earnings) losses of investees	(1,345)	596	(1,072)
Dividends received from equity investees	2,275	1,132	1,198
Other - net	235	(369)	(772)
Cash provided by operating activities	108,186	31,913	57,875
Supplemental information:			
Income taxes paid	14,615	528	16,018
Interest paid	1,649	1,687	1,187
Net assets acquired (purchase method):			
Goodwill	19,312	7,528	8,805
Title plants	5,056	5,239	354
Other	4,830	3,645	4,612
Liabilities assumed	(12,962)	(2,000)	(1,169)
Common Stock issued	(3,220)	(4,937)	(7,359)
Cash paid for acquisitions	13,016	9,475	5,243

See notes to consolidated financial statements.

NOTE 1

General. Stewart Information Services Corporation, through its subsidiaries (collectively, the Company), is primarily engaged in the title insurance business. The Company also provides real estate information services. The Company operates through a network of direct and agent offices throughout the United States. Approximately 32 percent of consolidated title revenues are generated in Texas and California. The operations in the international markets in which the Company does business are insignificant to consolidated results.

A. Management responsibility. The accompanying financial statements were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), including management's best judgments and estimates. Actual results could differ from estimates.

B. New accounting pronouncements. In accordance with FAS 141 "Business Combinations", the Company has used the purchase method of accounting for business combinations after June 30, 2001. The effect on the Company's consolidated financial position or results of operations was immaterial.

The Company will adopt FAS 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, as required, and will no longer amortize goodwill. Instead, goodwill will be reviewed no less than annually and amounts determined to be impaired will be expensed to current operations. The Company has not fully determined the impact this will have on its consolidated financial position or results of operations.

C. Reclassifications. Certain prior year amounts in the consolidated financial statements have been reclassified for comparative purposes. Net earnings, as previously reported, were not affected.

D. Consolidation. The consolidated financial statements include all subsidiaries in which the Company owns more than 50% voting rights in electing directors. Unconsolidated investees, owned 20% through 50%, and over which the Company exercises significant influence, are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated and provisions are made for minority interests.

E. Statutory accounting. Stewart Title Guaranty Company (Guaranty) and other title insurance underwriters owned by the Company prepare financial statements in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.

In restating to GAAP, statutory premium reserve and reserve for reported title losses are eliminated and, in substitution, amounts are established for estimated title losses (see below). The net effect, after providing for certain deferred income taxes, is included in consolidated retained earnings. In calculating the amount owed on federal income tax returns, the statutory premium reserve and reserve for reported title losses must be discounted to their present values.

F. Revenue recognition. Operating revenues from direct title operations are considered earned at the time of the closing of the related real estate transactions. Premiums on title insurance policies written by agents are recognized primarily when policies are reported to the Company. The Company also accrues for unreported policies where reasonable estimates can be made based on historical reporting patterns of agents, current trends and known information about agents.

Revenues from real estate information are considered earned at the time the service is performed or the work product is delivered to the customer.

G. Title losses and related claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

The Company's liability for estimated title losses comprises both known claims and other losses expected to be reported in the future. The amount of the reserve represents the aggregate future payments, net of recoveries, that the Company expects to incur on policy losses and in costs to settle claims. Provisions are charged to income in the same year the related premium revenues are recognized. The amounts provided are based on reported claims, historical loss experience, title industry averages, current legal environment and types of policies written.

Amounts shown as the Company's estimated liability for future loss payments are continually reviewed for reasonableness and adjusted as appropriate. Independent actuaries also review the adequacy of the liability amounts on an annual basis. In accordance with industry practice, the amounts have not been discounted to their present values.

H. Income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax bases and the book carrying values for certain assets and liabilities. Valuation allowances are provided as may be appropriate. Enacted tax rates are used in calculating amounts.

I. Cash equivalents. Cash equivalents are highly liquid investments that are convertible to cash or mature on a daily basis as part of the Company's management of day-to-day operating cash.

J. Short-term investments. Short-term investments comprise time deposits with banks and savings and loan associations, federal government obligations, money market accounts and other investments maturing in less than one year.

K. Investments. The Company has classified its investment portfolio as available-for-sale. Realized gains and losses on sales of investments are determined using the specific identification method. Net unrealized gains and losses on securities, net of applicable deferred taxes, are included in stockholders' equity. Any other than temporary declines in fair values of securities are charged to earnings.

L. Property and equipment. Depreciation is computed principally using the straight-line method at the following rates: buildings - 30 to 40 years and furniture and equipment - 3 to 10 years. Maintenance and repairs are expensed as incurred while improvements are capitalized. Gains and losses are recognized at disposal.

M. Title plants. Title plants include compilations of a county's official land records, prior examination files, copies of prior title policies, maps and related materials that are geographically indexed to a specific property. The costs of acquiring existing title plants and creating new ones, prior to the time such plants are placed in operation, are capitalized. Such costs are not amortized because there is no indication of any loss of value. The costs of maintaining and operating title plants are expensed as incurred. Gains and losses on sales of copies of title plants or interests in title plants are recognized at the time of sale.

N. Goodwill. Goodwill is the excess of the purchase price over the fair value of net assets of subsidiaries acquired. Prior to January 1, 2002, goodwill was amortized using the straight-line method by charges to earnings generally over 20 to 40 years. Effective January 1, 2002, goodwill will not be amortized but will be reviewed and, if determined to be impaired, will be expensed to current operations. Goodwill impairment charges were $703,000 in 2001. There were no such charges in 2000 and 1999. See Note 1B.

O. Other acquired intangibles. The Company does not have any significant intangible assets, other than title plants and goodwill.

P. Long-lived assets. The Company reviews the carrying values of goodwill, title plants and other long-lived assets if certain events occur that may indicate impairment. Goodwill is reviewed no less than annually. Impairment is indicated when projected undiscounted cash flows over the estimated life of the assets are less than carrying values. If impairment is determined by management, the book amounts are written down to fair value by calculating the discounted value of projected cash flows. See Note 1B.

Q. Fair values. The fair values of financial instruments, including cash and cash equivalents, short-term investments, notes receivable, notes payable and accounts payable, are determined by reference to various market data and other valuation techniques, as appropriate. The fair values of these financial instruments approximate their carrying values. Investments in debt and equity securities are carried at their fair values.

R. Derivatives and hedging. The Company does not invest in hedging or derivative instruments. Accordingly, FAS 133 "Accounting for Derivative Instruments and Hedging Activities", which was effective January 1, 2001 for the Company, had no impact on the consolidated financial statements.

NOTE 2

Income taxes. The following reconciles federal income taxes computed at the statutory rate with income taxes as reported.

	2001	2000	1999
	($000 Omitted)		
Expected income taxes at 35%	28,203	401	16,298
State income taxes	1,976	223	1,235
Foreign taxes, net of credits	528	—	—
Tax effect of permanent differences:			
Tax-exempt interest	(1,966)	(1,909)	(1,951)
Meals and entertainment	1,079	742	615
Goodwill	933	457	519
Equity (earnings) losses	(471)	208	(375)
Minority interests	2,595	1,767	1,710
Non-taxable income	(1,434)	(1,044)	(469)
Other - net	451	(305)	561
Income taxes	31,894	540	18,143
Effective income tax rate (%)	39.6	47.1	39.0

Deferred income taxes at December 31, 2001 and 2000 were as follows:

	2001	2000
	($000 Omitted)	
Deferred tax assets:		
Book over tax title loss provisions	—	2,498
Accruals not currently deductible	874	939
Net operating loss carryforwards	483	833
Allowance for uncollectible amounts	891	1,001
Book over tax depreciation	3,526	2,034
Investments in partnerships	905	706
Foreign tax credit carryforward	1,609	—
Other	1,804	1,922
	10,092	9,933
Less valuation allowance	(608)	(1,008)
	9,484	8,925
Deferred tax liabilities:		
Tax over book title loss provisions	(2,411)	—
Unrealized gains on investments	(2,069)	(1,017)
Other	(716)	(556)
	(5,196)	(1,573)
Net deferred income taxes	4,288	7,352

The Company's foreign tax credit carryforward expires in 2006. The valuation allowance relates to certain net operating loss carryforwards and other deferred tax assets. Management believes it is more likely than not that future earnings will be sufficient to permit the Company to realize net deferred income taxes.

Deferred tax expense was $2,012,000, $2,041,000 and $3,524,000 in 2001, 2000 and 1999, respectively.

NOTE 3

Restrictions on cash and investments. The statutory reserve funds included in the accompanying financial statements are maintained to comply with legal requirements for statutory premium reserves and state deposits. These funds are not available for any other purpose.

A substantial majority of investments and cash at each year end was held by the Company's title insurer subsidiaries. Generally, the types of investments a title insurer can make are subject to legal restrictions. Furthermore, the transfer of funds by a title insurer to its parent or subsidiary operations, as well as other related party transactions, are restricted by law and generally require the approval of state insurance authorities.

NOTE 4

Dividend restrictions. Substantially all of the consolidated retained earnings at each year end was represented by Guaranty, which owns directly or indirectly substantially all of the subsidiaries included in the consolidation.

Guaranty cannot pay a dividend in excess of certain limits without the approval of the Texas Insurance Commissioner. The maximum dividend which can be paid without such approval in 2002 is $48,616,000. Guaranty paid dividends of $1,390,000, $90,000 and $13,090,000 in 2001, 2000 and 1999, respectively.

Dividends from Guaranty were also voluntarily restricted primarily to maintain statutory surplus and liquidity at competitive levels. The ability of a title insurer to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer.

NOTE 5

Investments. The amortized costs and market values of debt and equity securities at December 31 follow:

	2001		2000	
	Amortized cost	Market value	Amortized cost	Market value
	($000 Omitted)			
Debt securities:				
Municipal	143,374	145,769	132,405	134,894
Mortgage-backed	24,458	25,002	15,657	16,047
U.S. Government	21,907	22,764	22,056	22,661
Corporate and utilities	119,562	121,122	80,096	78,683
Equity securities	9,917	10,473	5,273	6,107
	319,218	325,130	255,487	258,392

Gross unrealized gains and losses at December 31 were:

	2001		2000	
	Gains	Losses	Gains	Losses
	($000 Omitted)			
Debt securities:				
Municipal	3,067	672	2,753	264
Mortgage-backed	576	32	418	28
U.S. Government	859	2	607	2
Corporate and utilities	2,971	1,411	1,427	2,840
Equity securities	1,060	504	1,335	501
	8,533	2,621	6,540	3,635

Debt securities at December 31, 2001 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

	Amortized cost	Market value
	($000 Omitted)	
In one year or less	14,546	14,722
After one year through five years	108,118	111,334
After five years through ten years	89,010	90,527
After ten years	73,169	73,072
Mortgage-backed securities	24,458	25,002
	309,301	314,657

The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. The mortgage-backed securities are insured by agencies of the U.S. Government.

NOTE 6

Investment income. Income from investments and realized gains and losses for the three years follow:

	2001	2000	1999
	($000 Omitted)		
Income:			
Debt securities	15,614	13,770	12,837
Short-term investments, cash equivalents and other	4,308	5,337	5,427
	19,922	19,107	18,264
Realized gains and losses:			
Gains	1,308	823	536
Losses	(952)	(800)	(270)
	356	23	266

The sales of securities resulted in proceeds of $41,694,000 in 2001, $51,066,000 in 2000 and $32,380,000 in 1999.

Expenses assignable to investment income were insignificant. There were no significant investments at December 31, 2001 that did not produce income during the year.

NOTE 7

Notes payable.

	2001	2000
	($000 Omitted)	
Banks		
Primarily unsecured and at LIBOR [1] plus .75%, varying payments	7,620	30,146
Other than banks	6,174	2,397
	13,794	32,543

[1] 1.88% at December 31, 2001

The notes are due $6,828,000 in 2002, $2,834,000 in 2003, $1,431,000 in 2004, $2,019,000 in 2005, $384,000 in 2006 and $298,000 subsequent to 2006.

NOTE 8

Estimated title losses. Provisions accrued, payments made and liability balances for the three years follow:

	2001	2000	1999
	($000 Omitted)		
Balances at January 1	190,298	183,787	171,763
Provisions	51,454	38,999	44,187
Payments	(39,721)	(32,338)	(32,628)
Reserve balances acquired	763	—	550
Decrease in salvage	(250)	(150)	(85)
Balances at December 31	202,544	190,298	183,787

Provisions include amounts related to the current year of approximately $51,085,000, $38,815,000 and $43,869,000 for 2001, 2000 and 1999, respectively. Payments related to the current year, including escrow and other loss payments, were approximately $11,817,000, $8,515,000 and $8,501,000 in 2001, 2000 and 1999, respectively.

NOTE 9

Common Stock and Class B Common Stock. Holders of Common and Class B Common Stock have the same rights, except no cash dividends may be paid on Class B Common Stock. The two classes of stock vote separately when electing directors and on any amendment to the Company's certificate of incorporation that affects the two classes unequally.

A provision of the by-laws requires an affirmative vote of at least two-thirds of the directors to elect officers or to approve any proposal that may come before the directors. This provision cannot be changed without a majority vote of each class of stock.

Holders of Class B Common Stock may, with no cumulative voting rights, elect four directors if 1,050,000 or more shares of Class B Common Stock are outstanding; three directors if between 600,000 and 1,050,000 shares are outstanding; and none if less than 600,000 shares of Class B Common Stock are outstanding. Holders of Common Stock, with cumulative voting rights, elect the balance of the nine directors.

Class B Common Stock may, at any time, be converted by its shareholders into Common Stock on a share-for-share basis, but all of the holders of Class B Common Stock have agreed among themselves not to convert their stock prior to January 2005. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.

At December 31, 2001 and 2000, there were 145,820 shares of Common Stock held by a subsidiary of the Company. These shares are considered retired but may be issued from time to time in lieu of new shares.

In May 1999 the Company effected a two-for-one stock split recorded in the form of a stock dividend. All share and per share data presented in the consolidated financial statements have been restated for the effects of the stock split.

NOTE 10

Changes in stock, additional paid-in capital and other comprehensive earnings.

	Common and Class B Common Stock	Additional paid-in capital	Other comprehensive earnings
	($000 Omitted)		
Balances at December 31, 1998	7,065	56,695	6,320
Stock dividend [1]	7,173	—	—
Acquisitions	441	6,918	—
Stock bonuses and other	14	599	—
Exercise of stock options	3	62	—
Tax benefit of stock options exercised	—	30	—
Unrealized investment losses	—	—	(9,785)
Foreign currency translation	—	—	(65)
Balances at December 31, 1999	14,696	64,304	(3,530)
Acquisitions	430	4,507	—
Stock bonuses and other	41	545	—
Exercise of stock options	1	18	—
Tax benefit of stock options exercised	—	1	—
Unrealized investment gains	—	—	5,544
Foreign currency translation	—	—	(16)
Balances at December 31, 2000	15,168	69,375	1,998
Stock offering	2,500	42,009	—
Acquisitions	198	3,022	—
Stock bonuses and other	25	474	—
Exercise of stock options	27	310	—
Tax benefit of stock options exercised	—	49	—
Unrealized investment gains	—	—	1,955
Foreign currency translation	—	—	196
Balances at December 31, 2001	17,918	115,239	4,149

[1] Includes $525,000 of Class B Common Stock.

In August 2001 the Company issued 2,500,000 shares of its Common Stock at a price of $19 per share. The net proceeds of the offering are being used for acquisitions and to pay down bank debt.

NOTE 11

Stock options. A summary of the status of the Company's fixed stock option plans for the three years follows:

	Shares [1]	Exercise prices [1][2]
		($)
December 31, 1998	313,600	10.84
Granted	86,800	19.70
Exercised	(6,500)	10.08
Forfeited	(1,500)	10.00
December 31, 1999	392,400	12.81
Granted	86,100	13.00
Exercised	(1,500)	13.00
Forfeited	(6,800)	13.57
December 31, 2000	470,200	12.83
Granted	84,100	19.37
Exercised	(27,100)	12.43
Forfeited	(11,000)	18.81
December 31, 2001	516,200	13.79

[1] Restated for a two-for-one stock split in May 1999.

[2] Weighted average

At December 31, 2001, 2000 and 1999 there were 516,200, 470,200 and 380,012 options, respectively, exercisable. The weighted average fair values of options granted during the years 2001, 2000 and 1999 were $11.53, $7.51 and $8.50, respectively.

The following summarizes information about fixed stock options outstanding and exercisable at December 31, 2001:

	Range of exercise prices ($)			
	4.59	9.75 to 13.00	16.97 to 20.22	Total
Shares	90,000	183,900	242,300	516,200
Remaining contractual life - years [1]	1.0	4.2	6.5	4.5
Exercise price ($) [1]	4.59	11.06	19.29	13.79

[1] Weighted average

The Company applies APB 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost is recognized for its fixed stock option plans. Under FAS 123, compensation cost would be recognized for the fair value of the employees' purchase rights, which is estimated using the Black-Scholes model. The Company assumed a dividend yield of 0%, an expected life of five to ten years for each option, expected volatility of 41.6% and risk-free interest rates of between 4.0% and 6.0% for 2001.

Had compensation cost for the Company's plans been determined consistent with FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	($000 Omitted)		
Net earnings:			
As reported	48,686	606	28,422
Pro forma	48,056	186	27,943
Earnings per share:			
Net earnings - basic	3.01	.04	1.96
Net earnings - diluted	2.98	.04	1.95
Pro forma - assuming dilution	2.94	.01	1.91

NOTE 12

Earnings per share. The Company's basic earnings per share was calculated by dividing net earnings by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the reporting period.

To calculate diluted earnings per share, the number of shares determined above was increased by assuming the issuance of all dilutive shares during the same reporting period. The treasury stock method was used in calculating the additional number of shares. The only potentially dilutive effect on earnings per share for the Company is related to its stock option plans.

In calculating the effect of the options and determining diluted earnings per share, the average number of shares used in calculating basic earnings per share was increased by 153,000 in 2001, 106,000 in 2000 and 125,000 in 1999.

NOTE 13

Leases. The Company's expense for leased office space was $37,181,000 in 2001, $32,667,000 in 2000 and $28,194,000 in 1999. These are noncancelable operating leases expiring over the next 14 years. The future minimum lease payments are summarized as follows (stated in thousands of dollars):

2002	32,677
2003	27,414
2004	19,822
2005	12,483
2006	10,085
2007 and after	64,784
	167,265

NOTE 14

Contingent liabilities and lawsuits. The Company is contingently liable for disbursements of escrow funds held by agents in certain cases where specific insured closing guarantees have been issued.

The Company routinely holds funds in segregated escrow accounts pending the closing of real estate transactions. These accounts are not included in the consolidated balance sheets. This resulted in a contingent liability to the Company of approximately $696,000,000 at December 31, 2001.

The Company is a qualified intermediary in tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. The Company holds the proceeds from transactions until a qualifying exchange can occur. This resulted in a contingent liability to the Company of approximately $270,000,000 at December 31, 2001.

On December 31, 2001 the Company was contingently liable for guarantees of indebtedness owed primarily to banks and others by unconsolidated equity investees in the amount of $4,979,000 and by other third parties in the amount of $8,287,000. Management believes adequate provisions have been made for any losses that may result from these commitments.

In the normal conduct of its business, the Company is subject to lawsuits, regulatory investigations and other legal proceedings that may involve substantial amounts. Such matters are not predictable with complete assurance. The Company believes the probable resolution of such contingencies will not materially affect the financial condition of the Company.

NOTE 15

Reinsurance. As is the industry practice, the Company cedes risks to other title insurance underwriters. However, the Company remains liable if the reinsurer should fail to meet its obligations. The Company also assumes risks from other underwriters. Payments and recoveries on reinsured losses were insignificant during the three years ended December 31, 2001. The total amount of premiums for assumed and ceded risks was less than one percent of title premiums, fees and other revenues in each of the last three years.

NOTE 16

Equity in investees. Certain summarized aggregate financial information for investees follows:

	2001	2000	1999
	($000 Omitted)		
For the year:			
Revenues	51,318	37,757	29,164
Net earnings	3,617	602	3,278
As of December 31:			
Total assets	25,475	19,183	
Notes payable	6,823	5,820	
Stockholders' equity	15,457	10,026	

Title premiums earned from policies issued by equity investees were $7,705,000, $4,969,000 and $5,804,000 in 2001, 2000 and 1999, respectively.

The amount of earnings (losses) from equity investees was $1,345,000, ($596,000) and $1,072,000 in 2001, 2000 and 1999, respectively. These amounts are included in title premiums, fees and other revenues in the consolidated financial statements.

Equity investee goodwill was amortized for the three years ended December 31, 2001 on a basis similar to other goodwill. Effective January 1, 2002, under FAS 142, such goodwill will not be amortized. Equity investments will continue to be reviewed for impairment. See Note 1B.

NOTE 17

Segment information. The Company's two reportable segments are title and real estate information (REI). The segments significantly influence business to each other because of the nature of their operations and their common customers. Both segments serve the real estate and mortgage industries.

The title segment provides services needed in transferring the title in a real estate transaction. These services include searching, examining and closing the title to real property. This segment of the Company also insures the condition of the title.

The REI segment primarily provides services related to real estate transactions through electronic delivery. These services include title reports, flood determinations, property appraisals, mortgage documents, credit reports and tax services. This segment also provides post-closing services to lenders, including document retrievals, assignments, lien releases, recordations, collateral reviews and loan pool certifications.

In addition, the REI segment provides services related to Section 1031 tax-deferred exchanges, mapping, and construction and maintenance of title plants for county clerks, tax assessors and title agencies.

Under the Company's internal reporting system, most general corporate expenses are incurred by and charged to the title segment. Technology operating costs are also charged to the title segment, except for direct expenditures related to the REI segment. All investment income is included in the title segment as it is generated primarily from the investments of the title underwriting operations.

	Title	REI	Total
	($000 Omitted)		
2001:			
Revenues	1,205,733	65,852	1,271,585
Intersegment revenues	2,672	4,315	6,987
Depreciation and amortization	18,025	4,623	22,648
Pretax earnings	75,184	5,396	80,580
Identifiable assets	637,328	40,535	677,863
2000:			
Revenues	883,022	52,463	935,485
Intersegment revenues	581	3,661	4,242
Depreciation and amortization	16,283	4,668	20,951
Pretax earnings (losses)	5,591	(4,445)	1,146
Identifiable assets	525,045	38,403	563,448
1999:			
Revenues	1,012,215	59,039	1,071,254
Intersegment revenues	93	2,738	2,831
Depreciation and amortization	13,911	4,157	18,068
Pretax earnings	43,615	2,950 [1]	46,565

[1] Includes a pretax charge of $1,319,000 resulting from the settlement of a lawsuit.

NOTE 18

Quarterly financial information (unaudited).

	Mar 31	June 30	Sept 30	Dec 31
	($000 Omitted, except per share)			
Revenues:				
2001	244,301	314,247	338,741	374,296
2000	208,203	224,670	239,004	263,608
Net earnings (losses):				
2001	3,073	15,438	13,003	17,172
2000	(3,354)	1,874	1,758	328
Earnings per share - diluted:				
2001	.20	1.00	.78	.96
2000	(.23)	.13	.12	.02

Computations of per share amounts for quarters are made independently. Therefore, the sum of per share amounts above may not agree with per share amounts for the year as a whole.

STEWART TITLE GUARANTY COMPANY
STEWART TITLE INSURANCE COMPANY
Principal Underwriters of Stewart Information Services Corporation

UNCONSOLIDATED STATUTORY BALANCE SHEETS
From statutory Annual Statements as filed (unaudited)

December 31, 2001	Stewart Title Guaranty Company	Stewart Title Insurance Company
	($000 Omitted)	
Admitted assets		
Bonds	258,647	28,241
Stocks - investments in affiliates	173,539	2,293
Stocks - other	10,362	–
Cash and short-term investments	34,177	2,388
Title plants	3,963	133
Title insurance premiums and fees receivable	15,263	483
Other	16,493	1,409
	512,444	34,947
Liabilities, surplus and other funds		
Reserve for title losses	31,809	7,867
Statutory premium reserve	211,876	10,734
Other	25,679	1,654
	269,364	20,255
Surplus as regards policyholders (Note)	243,080	14,692
	512,444	34,947

Consolidated stockholder's equity (unaudited), based on accounting principles generally accepted in the United States of America (GAAP), for Stewart Title Guaranty Company at December 31, 2001 (000 omitted) $300,853

Note: The amount shown above for stockholder's equity exceeds policyholders surplus primarily because under GAAP the statutory premium reserve and reserve for reported title losses are eliminated and estimated title loss reserves are substituted, net of applicable income taxes.

STEWART TITLE GUARANTY COMPANY
STATUTORY POLICYHOLDERS SURPLUS GROWTH
(In $ millions)

27 consecutive years of statutory policyholders surplus growth - unmatched in the title industry.



250
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75
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243
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'01

CORPORATE INFORMATION

DIRECTORS

Lloyd Bentsen, III
General Partner
Triad Ventures, Ltd.

Max Crisp
Vice President-Finance and
Secretary-Treasurer

Nita Hanks
Senior Vice President and
Director of Personnel
Stewart Title Guaranty Company

Paul Hobby
Chairman
Hobby Media Services

Dr. E. Douglas Hodo
President
Houston Baptist University

John P. LaWare
Former Member
Board of Governors of the
Federal Reserve System

Malcolm S. Morris
Chairman of the Board

Stewart Morris, Jr.
President

Dr. W. Arthur Porter
Dean, College of Engineering
University of Oklahoma

TRANSFER AGENT

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
888-393-5066
www.mellon-investor.com

AUDITORS

KPMG LLP
700 Louisiana
Houston, Texas 77002

ADVISORY DIRECTORS

Robert H. Dedman
Chairman
ClubCorp, Inc.

C.M. Hudspeth
of counsel, DeLange, Hudspeth,
McConnell & Tibbets, LLP
Attorneys at Law

Laurie Moore-Moore
President
Laurie Moore & Associates

Carloss Morris
Chairman of the
Executive Committee
Stewart Title Guaranty Company

Stewart Morris
Chairman of the
Executive Committee
Stewart Title Company

INVESTOR CONTACT

Investor Relations Department
Ted C. Jones, Ph.D.
1-800-729-1900
www.stewart.com

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available without charge, upon written request.

SHAREHOLDER INFORMATION

NYSE symbol: "STC"

	Stock price range	
	High	Low
2001		
First quarter	$22.25	$16.80
Second quarter	19.71	16.20
Third quarter	20.64	15.80
Fourth quarter	22.15	18.60
2000		
First quarter	$15.88	$12.25
Second quarter	16.00	12.44
Third quarter	15.50	12.50
Fourth quarter	22.31	13.25

OFFICERS

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Max Crisp
Vice President-Finance and
Secretary-Treasurer

CREDITS

Design
Pegasus Design, Inc.
www.pegasusdesign.com

Writing
C J Yeoman

stewart®


SANCTITY OF CONTRACT

1980 Post Oak Boulevard
Houston, Texas 77056
www.stewart.com